SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Autonomix Medical, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

05330T205
(CUSIP Number)

November 25, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05330T205	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 305,810 shares of Common Stock (including 241,810 shares of Common stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 305,810 shares of Common Stock (including 241,810 shares of Common stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,810 shares of Common Stock (including 241,810 shares of Common stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, Cavalry Fund I (as defined below) holds warrants subject to a 9.99% beneficial ownership blocker and the percentage set forth in row (11) gives effect to such 9.99% beneficial ownership blocker. However, the shares of Common Stock reported as being issuable upon the exercise of warrants in rows (6), (8) and (9) reflect the full exercise of the warrants reported on this cover page, and does not give effect to the 9.99% beneficial ownership blockers. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to the 9.99% beneficial ownership blockers, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon the exercise of the warrants.

CUSIP No. 05330T205	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS C/M Capital Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 305,810 shares of Common Stock (including 241,810 shares of Common stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 305,810 shares of Common Stock (including 241,810 shares of Common stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,810 shares of Common Stock (including 241,810 shares of Common stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, C/M Master Fund (as defined below) holds warrants subject to a 9.99% beneficial ownership blocker and the percentage set forth in row (11) gives effect to such 9.99% beneficial ownership blockers. However, the shares of Common Stock reported as being issuable upon the exercise of warrants in rows (6), (8) and (9) reflect the full exercise of the warrants reported on this cover page and does not give effect to the 9.99% beneficial ownership blockers. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to the 9.99% beneficial ownership blockers, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon the exercise of the warrants.

CUSIP No. 05330T205	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS C/M Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 611,620 shares of Common Stock (including 483,620 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 611,620 shares of Common Stock (including 483,620 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,620 shares of Common Stock (including 483,620 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the warrants held by Cavalry Fund I and C/M Master Fund are subject to a 9.99% beneficial ownership blocker, and the percentage set forth in row (11) gives effect to such 9.99% beneficial ownership blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon the exercise of warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon the exercise in full of the warrants held by Cavalry Fund I and C/M Master Fund and does not give effect to the 9.99% beneficial ownership blockers. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to the 9.99% beneficial ownership blockers, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon the exercise of the warrants.

CUSIP No. 05330T205	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Mercer Street Global Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 152,904 shares of Common Stock (including 120,904 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 152,904 shares of Common Stock (including 120,904 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,904 shares of Common Stock (including 120,904 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%* (see Item 4)
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, Mercer Fund (as defined below) holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) reflect the full exercise of the warrants reported on this cover page, however, the ability to exercise such warrants at any given time is subject to such blockers which apply to the beneficial ownership of the Reporting Persons in the aggregate.

CUSIP No. 05330T205	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Mercer Street Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 152,904 shares of Common Stock (including 120,904 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 152,904 shares of Common Stock (including 120,904 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,904 shares of Common Stock (including 120,904 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%* (see Item 4)
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, Mercer Fund holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) reflect the full exercise of the warrants reported on this cover page, however, the ability to exercise such warrants at any given time is subject to such blockers which apply to the beneficial ownership of the Reporting Persons in the aggregate.

CUSIP No. 05330T205	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 611,620 shares of Common Stock (including 483,620 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 611,620 shares of Common Stock (including 483,620 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,620 shares of Common Stock (including 483,620 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the warrants held by Cavalry Fund I and C/M Master Fund are subject to a 9.99% beneficial ownership blocker, and the percentage set forth in row (11) gives effect to such 9.99% beneficial ownership blockers. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon the exercise of warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon the exercise in full of the warrants held by Cavalry Fund I and C/M Master Fund and does not give effect to the beneficial ownership blockers. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to the 9.99% beneficial ownership blockers, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon the exercise of the warrants.

CUSIP No. 05330T205	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Jonathan Juchno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 764,524 shares of Common Stock (including 604,524 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 764,524 shares of Common Stock (including 604,524 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,524 shares of Common Stock (including 604,524 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the warrants held by the Funds (as defined below) are subject to a 9.99% beneficial ownership blocker, and the percentage set forth in row (11) gives effect to such 9.99% beneficial ownership blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon the exercise of warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon the exercise in full of the warrants held by the Funds and does not give effect to the 9.99% beneficial ownership blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to the 9.99% beneficial ownership blockers, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon the exercise of the warrants.

CUSIP No. 05330T205	13G	Page 9 of 13 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Autonomix Medical, Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 21 Waterway Avenue, Suite 300, The Woodlands, TX 77380.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Cavalry Fund I LP, a Delaware limited partnership (“Cavalry Fund I”);

(ii)	C/M Capital Master Fund, LP, a Delaware limited partnership (“C/M Master Fund”);

(iii)	C/M Capital Partners, LP, a Delaware limited partnership (“C/M Capital Partners”);

(iv)	Mercer Street Global Opportunity Fund, LLC, a Delaware limited liability company (“Mercer Fund,” together with Cavalry Fund I and C/M Master Fund, the “Funds”);

(v)	Mercer Street Capital Partners, LLC, a Delaware limited liability company (“Mercer Capital Partners”);

(vi)	Thomas Walsh (“Mr. Walsh”); and

(vii)	Jonathan Juchno (“Mr. Juchno”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

The shares of Common Stock reported herein are held by, and issuable upon exercise of warrants held by, the Funds. C/M Capital Partners is the investment manager to Cavalry Fund I and C/M Master Fund. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Mercer Capital Partners is the investment manager to Mercer Fund. Mr. Juchno controls Mercer Capital Partners. Mr. Walsh may be deemed to beneficially own the securities held by, and issuable upon exercise of the warrants held by, Cavalry Fund I and C/M Master Fund. To the extent Mr. Walsh is deemed to beneficially own such securities, Mr. Walsh disclaims beneficial ownership of these securities for all other purposes.

CUSIP No. 05330T205	13G	Page 10 of 13 Pages

Mr. Juchno may be deemed to beneficially own the securities held by, and issuable upon exercise of the warrants held by, the Funds. To the extent Mr. Juchno is deemed to beneficially own such securities, Mr. Juchno disclaims beneficial ownership of these securities for all other purposes.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 61 82 E. Allendale Rd. Ste 5B, Saddle River, New Jersey 07458.

Item 2(c).	CITIZENSHIP:

Cavalry Fund I is a limited partnership organized under the laws of the State of Delaware. C/M Master Fund is a limited partnership organized under the laws of the State of Delaware. C/M Capital Partners is a limited partnership organized under the laws of the State of Delaware. Mercer Fund is a limited liability company organized under the laws of the State of Delaware. Mercer Capital Partners is a limited liability company organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States. Mr. Juchno is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP NUMBER:

05330T205

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 05330T205	13G	Page 11 of 13 Pages

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G are calculated based on 2,039,495 shares of Common Stock outstanding as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on November 25, 2024 and in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25,2024, after giving effect to the completion of the offering and the partial exercise of the underwriters' over-allotment option, all as described therein, and assumes the exercise of the reported warrants held by each of the Funds, subject to the 9.99% Blockers (as defined below).

Pursuant to the terms of the warrants held by the Funds, the Funds cannot exercise the warrants to the extent any of the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blockers”). The number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person is the number of shares of Common Stock issuable upon exercise in full of the warrants and does not give effect to the 9.99% Blockers, however the percentage set forth in Row (11) of the cover page for each Reporting Person does give effect to the 9.99% Blockers where applicable. Consequently, at this time, the Reporting Persons are not able to exercise all the warrants held by the Funds due to the 9.99% Blockers.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 05330T205	13G	Page 12 of 13 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05330T205	13G	Page 13 of 13 Pages

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 3, 2024

Cavalry Fund I LP
By: Cavalry Fund I GP LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

C/M Capital Master Fund, LP
By: C/M Global GP, LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

C/M Capital Partners, LP

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Partner

Mercer Street Global Opportunity Fund, LLC
By: NFSO, LLC, its General Partner

By:	/s/ Jonathan Juchno
Name: Jonathan Juchno
Title: Authorized Representative

Mercer Street Capital Partners, LLC

By:	/s/ Jonathan Juchno
Name: Jonathan Juchno
Title: Authorized Representative

/s/ Thomas Walsh
Thomas Walsh

/s/ Jonathan Juchno
Jonathan Juchno